

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

Via U.S. Mail and Facsimile

Mr. Mark E. Schell
Senior Vice President,
General Counsel and Secretary
Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, OK 74136

> **Re:** **Unit Corporation**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed September 17, 2010**
> **File No. 1-09260**

Dear Mr. Schell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Legal Branch Chief